GOLDEN ARCH RESOURCES LTD.

#409 – 17665 66A Avenue, Cloverdale, BC V3S 2A7 Phone: (604) 575-3100 Fax: (604) 575-3003

March 25, 2002

02028386

02 APR 12 AM 9:

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News Release dated February 5, 2002;
2. News Release dated February 19, 2002;
3. News Release dated March 25, 2002.

GOLDEN ARCH RESOURCES LTD.

SUPPL

Susan Shairp

Susan Shairp
Filings

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

dlw 4/16

GOLDEN ARCH RESOURCES LTD.

#409 – 17665 66A Avenue, Cloverdale, BC V3S 2A7 Phone: (604) 575-3100 Fax: (604) 575 - 3003

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI:CDNX
GARCF: O.T.C

NEWS RELEASE

March 25, 2002 - The Company is pleased to announce that the private placement announced in the news release of February 5, 2002 has been fully subscribed at 2,000,000 units at $0.05 Cdn per unit for total proceeds of $100,000. The private placement has received conditional approval from the Canadian Venture Exchange.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#409 – 17665 66A Avenue, Cloverdale, BC V3S 2A7 (604) 575-3100 Fax: (604) 575 - 3003

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI:CDNX
GARCF: O.T.C

NEWS RELEASE

February 5, 2002 – The Company is pleased to announce that, subject to regulatory approval, a private placement has been arranged consisting of 2,000,000 units at $0.05 Cdn per unit for total proceeds of $100,000. Each unit will consist of one common share plus one one-year non-transferable share purchase warrant. Each warrant will be exercisable to purchase one common share at $0.10 per share. No finder's fee is payable.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

Les Kjosness
President

GOLDEN ARCH RESOURCES LTD.

#409 – 17665 66A Avenue, Cloverdale, BC V3S 2A7 Phone: (604) 575-3100 Fax: (604) 575 - 3003

Exemption 12g3 - 2(b)
SEC File # 82-659

For Immediate Release

February 19, 2002 - Golden Arch Resources Ltd. (GAI-CDNX -GARCF-O.T.C) is pleased to announce that the company has reached an agreement in principle with the owners of a gold-copper property located in the Baboquivari Mountains southwest of Tucson, Arizona. Richard Somerville P. Eng., Golden Arch's Chief Operating Officer, is presently in Arizona conducting a preliminary field investigation.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"

President
Telephone 604- 575- 3100